UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

WARNER BROS. DISCOVERY, INC.

(Name of Subject Company)

WARNER BROS. DISCOVERY, INC.

(Name of Persons Filing Statement)

Series A Common Stock, $0.01 par value per share

(Title of Class of Securities)

934423104

(CUSIP Number of Class of Securities)

Priya Aiyar

Chief Legal Officer

Warner Bros. Discovery, Inc.

230 Park Avenue South

New York, New York 10003

(212) 548-5555

(Name, address, and telephone number of persons authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Jonathan E. Levitsky	Andrew J. Nussbaum
Gordon S. Moodie	Karessa L. Cain
Katherine D. Taylor	Hannah Clark
Erik J. Andren	Wachtell, Lipton, Rosen & Katz
Debevoise & Plimpton LLP	51 West 52nd Street
66 Hudson Boulevard	New York, New York 10019
New York, New York 10001	(212) 403-1000
(212) 909-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (“Amendment No. 4”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Warner Bros. Discovery, Inc. (“WBD”), with the Securities and Exchange Commission on December 17, 2025, relating to the unsolicited offer by Prince Sub Inc., a Delaware corporation (the “Purchaser”) and a direct wholly-owned subsidiary of Paramount Skydance Corporation, a Delaware corporation (“PSKY”), to purchase all of the outstanding shares of WBD’s Series A common stock, par value $0.01 per share (“WBD Common Stock”), other than shares held in treasury by WBD or owned by PSKY or any of its wholly-owned subsidiaries, at $30.00 per share, net to the seller in cash, without interest and less any required withholding taxes (the “Offer Price”), on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 8, 2025 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related letter of transmittal that accompanies the Offer to Purchase. Thereafter, on December 22, 2025, the Purchaser and PSKY filed Amendment No. 7 to the Tender Offer Statement on Schedule TO (the “December 22 Amendment”) to amend the terms of the unsolicited tender offer but did not revise the Offer Price. This Amendment No. 4 is being filed to reflect certain updates as reflected below.

Item 9.	Exhibits

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(2)(H)	Transcript of CNBC Squawk Box Interview of Samuel A. Di Piazza, Jr., dated January 7, 2026.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2026

Warner Bros. Discovery, Inc.

By:	/s/ Priya Aiyar
	Name:	Priya Aiyar
	Title:	Chief Legal Officer